Talos Energy Inc.

333 Clay Street, Suite 3300

Houston, TX 77002

April 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Talos Energy Inc.

Registration Statement on Form S-3

File No. 333-255489

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Talos Energy Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian J. Seiguer of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ William S. Moss
William S. Moss III
Executive Vice President, General Counsel and Secretary